EXHIBIT 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Year-to-date ended
	June 15, 2012	June 17, 2011

Income (loss) from continuing operations before income taxes	$32	$(6)
Add (deduct):
Fixed charges	203	194
Capitalized interest	(2)	(1)
Amortization of capitalized interest	3	3
Equity in losses related to certain 50% or less owned affiliates	(3)	(2)

Adjusted earnings	$233	$188

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$180	$171
Capitalized interest	2	1
Portion of rents representative of the interest factor	21	22

Total fixed charges and preferred stock dividends	$203	$194

Ratio of earnings to fixed charges and preferred stock dividends	1.1	—
Deficiency of earnings to fixed charges and preferred stock dividends	$—	$(6)